UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

VACCINOGEN, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

918641101
(CUSIP Number)

Stephen W. Robinson
2555 N. Pearl St. #1709, Dallas, TX 75201
443-280-3153
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

CUSIP No. 918641101	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen W. Robinson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7.	SOLE VOTING POWER -
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,950,620
EACH REPORTING	9.	SOLE DISPOSITIVE POWER -
PERSON WITH	10.	SHARED DISPOSITIVE POWER 2,950,620
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,950,620
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 918641101	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeanne M. Robinson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7.	SOLE VOTING POWER -
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 2,950,620
EACH REPORTING	9.	SOLE DISPOSITIVE POWER -
PERSON WITH	10.	SHARED DISPOSITIVE POWER 2,950,620
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,950,620
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 918641101	13D	Page 4 of 8 Pages

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.0001 per share, of Vaccinogen, Inc., a Maryland corporation (the “Issuer”). The principal office of the Issuer is located at 5300 Westview Drive, Suite 406, Frederick, MD 21703.

Item 2. Identity and Background

This Schedule 13D is filed jointly by Stephen W. Robinson and Jeanne M. Robinson (together the “Reporting Persons”).

Mr. Robinson is a citizen of the United States of America and his address is 2555 N Pearl St. #1709, Dallas TX 75201. Mr. Robinson is primarily engaged in the business of investing in securities and is the Managing Partner of Black Ink Capital, LLC. The address for Black Ink Capital, LLC is 2651 North Harwood, Suite 200, Dallas, TX 75201.

Ms. Robinson is a citizen of the United States of America and her address is 2555 N Pearl St. #1709, Dallas TX 75201. Ms. Robinson is retired.

The agreement among the Reporting Persons relating to the joint filing of this schedule is attached as Exhibit 99.1. Information in this schedule with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Robinson and Ms. Robinson used personal funds to purchase their units, consisting of stock and warrants, for $10,000,001.

All shares were issued without registration in reliance on the exemption in Section 4(a)(2) of the Securities Act of 1933 and Rule 506 of Regulation D thereunder and/or Regulation S.

Item 4. Purpose of Transaction

The information set forth in Item 3 is incorporated by reference into this Item 4.

The Investment Syndicate (“TIS”) was formed by Anders Ture Georg Halldin, Eli Salazar, and the Reporting Persons (each a member of TIS) to acquire equity securities of the Issuer. On April 24, 2014, TIS and the Issuer entered into a binding agreement (as amended on August 22, 2014, the “Agreement”) pursuant to which TIS agreed to purchase (a) up to 3,636,362 units (“Units”), each Unit consisting of one share of the Issuer’s common stock and one warrant, exercisable for five years, to purchase three tenths (0.3) of a share of common stock at an exercise price of $6.05 per whole share, at $5.50 per Unit, for a total of up to $20,000,000, in the Issuer’s current Unit (Round C) offering, and (b) up to 10,909,090 shares of the Issuer’s common stock at $5.50 per share, for a total of up to an additional $60,000,000, all in up to five (5) closings, on the terms and conditions described therein. Each Unit contains anti-dilution rights providing for the issuance of additional shares of common stock as described in the 8-K Disclosure (defined below). In addition, under the Agreement, TIS has an option to purchase up to 5,454,545 shares of common stock at $5.50 per share, for a total of $30,000,000 for six months following the first closing. TIS’ obligation to purchase any Units or shares of common stock under the Agreement is subject to the satisfaction of various closing conditions, although TIS may waive any condition to a closing, and may make all or any of its total investment before the occurrence of any condition to closing, as detailed in the Forms 8-K filed by the Issuer with the SEC on April 28, 2014 and August 25, 2014 and the exhibits attached thereto (collectively, the “8-K Disclosure”).

CUSIP No. 918641101	13D	Page 5 of 8 Pages

TIS intends to acquire control of the issuer through the purchase of equity securities and a restructuring of management, as further disclosed in the 8-K Disclosure. Each of Mr. Robinson and Mr. Salazar have entered into a Memorandum of Understanding with Mr. Halldin regarding their involvement in TIS.

Mr. Halldin and Mr. Robinson have also set forth certain terms regarding their investments in the Issuer in a binding term sheet dated August 20, 2014. Mr. Halldin wrote a put option, exercisable at any time, with an obligation to buy 1,869,159 shares of common stock, at a price of $5.35 per share from Mr. Robinson and Ms. Robinson. If such purchase had been made by August 31, 2014, Mr. Halldin would have received a warrant to purchase 272,727 shares of common stock, if such purchase is made between September 1, 2014 and September 15, 2014, Mr. Halldin will receive a warrant to purchase 136,363 shares of common stock, and if such purchase is made after September 15, 2014, Mr. Halldin will not receive any warrants. In connection with writing this put option, Mr. Halldin acquired a call option (right to buy), exercisable at any time, to buy the same securities on the same terms from Mr. Robinson and Ms. Robinson.

The terms of the Reporting Persons’ current intentions with respect to TIS and the proposed transactions are set forth more fully in each of Mr. Robinson’s and Mr. Salazar’s Memorandum of Understanding, the Agreement, and the binding term sheet attached as exhibits hereto.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) – (b) On August 22, 2014, Mr. Robinson and Ms. Robinson purchased 1,818,182 Units at $5.50 per Unit for $10,000,001. This investment included 1,869,159 shares of common stock (including Adjustment Shares) and warrants to purchase 545,454 shares of common stock. If the warrants are deemed to be exercised, and combining prior holdings, Mr. Robinson and Ms. Robinson are the joint direct beneficial owners of 2,950,620 shares of common stock and share voting and dispositive power over those shares.

Mr. Salazar is deemed to be the beneficial owner of the common stock he has the right to purchase under Rule 13d-3(d). Mr. Salazar has an option, excisable at any time, to buy: (1) 1,869,159 shares of common stock (including Adjustment Shares) and a warrant to purchase 545,454 shares of common stock, at a price of $5.50 per Unit, for a total of up to $10,000,000; and (2) up to 3,636,363 shares of common stock, at a price of $5.50 per share, for a total of up to $20,000,000. If the options are deemed to be exercised and the warrants are also deemed exercised, Mr. Salazar is deemed to be the direct beneficial owner of 6,050,976 shares of common stock and has sole voting and dispositive power over those shares.

CUSIP No. 918641101	13D	Page 6 of 8 Pages

Mr. Halldin is deemed to be the beneficial owner of the remaining rights under the Agreement with TIS. Therefore, Mr. Halldin has options, exercisable at any time, to buy: (a) up to 7,272,727 shares of common stock, at a price of $5.50 per share; and (b) up to 5,454,545 shares of common stock, at a purchase price of $5.50 per share, although this option will expire on the sixth month anniversary of August 22, 2014. Mr. Halldin may also exercise, at his discretion, a call option to purchase from Mr. Robinson and Ms. Robinson 1,869,159 shares of common stock, at a price of $5.35 per shares. If the option is exercised by September 15, 2014, Mr. Halldin will receive a warrant to purchase 136,364 shares of common stock. If the options are deemed to be exercised and the warrant received thereby is also deemed exercised, Mr. Halldin is deemed to be the direct beneficial owner of 14,732,795 shares of common stock and has sole voting and dispositive power over those shares.

As of the date of this statement, the members of TIS listed above constitute a group within the meaning of Section 13(d)(3) of the Act. Together as a group, the TIS members are deemed to be the beneficial owners of the 21,728,868 shares of common stock held in the aggregate by the TIS members, representing 40.7% of the outstanding shares. According to information supplied by the Issuer to the Reporting Persons, there were 34,027,592 shares of common stock outstanding as of August 22, 2014, together with the 19,323,702 shares underlying options and warrants deemed beneficially owned by the TIS members.

For purposes of this report, the Reporting Persons have deemed the 19,323,702 shares converted pursuant to Rule 13d-3(d)(1)(i) because the shares were acquired in a transaction with the purpose of changing the control of the Issuer.

(c) Except as described herein, with respect to the Reporting Persons, there have been no transactions in the class of securities reported on that were effected during the past sixty days prior to the date of this filing. See Items 3 and 4 for more information, which is incorporated by reference in this Item 5.

(d) Except as described herein with respect to the shares held by Mr. Robinson and Ms. Robinson that Mr. Halldin has a right to purchase, no other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 3 and 4 are incorporated by reference into this Item 6.

CUSIP No. 918641101	13D	Page 7 of 8 Pages

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Ex. 99.1–	Joint Filing Agreement

Ex. 99.2 –	Agreement between Vaccinogen, Inc. and The Investor Syndicate dated April 24, 2014 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed on April 28, 2014 by Vaccinogen, Inc.)

Ex. 99.3 –	Amended Agreement between Vaccinogen, Inc. and The Investor Syndicate dated August 22, 2014 (incorporated by reference to Exhibit 10.1 of the Form 8-K filed on August 25, 2014 by Vaccinogen, Inc.)

Ex. 99.4 –	Memorandum of Understanding between Anders Halldin and Steve Robinson dated August 20, 2014.

Ex. 99.5 –	Memorandum of Understanding between Anders Halldin and Eli Salazar dated August 20, 2014.

Ex. 99.6 –	Term Sheet between Anders Halldin and Steve Robinson.

CUSIP No. 918641101	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2014

/s/ Stephen W. Robinson
Name: Stephen W. Robinson

/s/ Jeanne M. Robinson
Name: Jeanne M. Robinson